                   UNITED STATES                            -----------------------------------
        SECURITIES AND EXCHANGE COMMISSION                             OMB APPROVAL
              WASHINGTON, D.C. 20549                        -----------------------------------
                                                            OMB NUMBER:               3235-0360
                   FORM N-17f-2                             EXPIRES:              JULY 31, 1994

                                                            ESTIMATED AVERAGE BURDEN
Certificate of Accounting of Securities and Similar         HOURS PER RESPONSE          ...0.05
                                                            -----------------------------------
           Investments in the Custody of
          Management Investment Companies
     Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:                                          Date examination completed:

811-8358                                                                        June 29, 2001
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2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

Mutual Fund Trust
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4. Address of principal executive office (number, street, city, state, zip code):

Stephen M. Ungerman, 522 Fifth Avenue,  New York, New York 10036
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

[PRICEWATERHOUSECOOPERS LETTERHEAD]

March 19, 2002



To the Trustees of
Mutual Fund Trust:

We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Mutual Fund Trust's (the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 29, 2001. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 29, 2001, and with respect to agreement of security purchases and sales, for the period from April 30, 2001 through June 29, 2001:

- Count and inspection of all securities located in the vault of The JP Morgan Chase Manhattan Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245;

- Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Trust's positions;

- Confirmation of all repurchase agreements and futures contracts with broker/banks and agreement of underlying collateral with Custodian records.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Mutual Fund Trust was in compliance with the requirement of sub sections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2001 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by








PricewaterhouseCoopers LLP

March 19, 2002

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940




We, as members of management of the Mutual Fund Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 29, 2001, and from April 30, 2001 through June 29, 2001.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2001, and from April 30, 2001 through June 29, 2001, with respect to securities reflected in the investment accounts of the Trust.





By:      Stephen M. Ungerman                                  Date:    3/19/02